WOODSIDE

RECEIVED

2006 AUG -2 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015679

SUPPL

25 July 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 25 July 2006:
  - Management change

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

# ASX ANNOUNCEMENT
**(ASX: WPL)**



**TUESDAY, 25 JULY 2006**
**7:45AM (WST)**

**MEDIA**
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## MANAGEMENT CHANGE

Woodside Energy Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., advises of a change in senior management.

Keith Spence, formerly chief operating officer, has been appointed to the new position of Director, Enterprise Capability. Mr Spence will continue to report to the Chief Executive Officer and be a member of Woodside's Executive Committee.

Mr Spence will be responsible for ensuring Woodside has the adequate staffing, skills, technology and relationships required to deliver the Company's growth portfolio.